July 7, 2008	Direct Phone Number: (212) 659-4971
Direct Fax Number: (212) 884-8210
ed.schauder@haynesboone.com

Via Edgar and Federal Express

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Geeks On Call Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 28, 2008
(File No. 333-150319)

Dear Ms. Jacobs:

We are counsel to Geeks On Call Holdings, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated June 20, 2008 (the “Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2008 (“Form S-1”).

The Company’s responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 2 to the Form S-1. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No. 2 to the Form S-1 marked to show changes from Amendment No. 1 as filed.

* * *

Risk Factors, page 4

“We are dependent upon our managers and skilled professional technicians...,” page 6

Comment No. 1:

We note your response to prior comment 2, in which we asked you to disclose what experience, if any, you have had with employee retention. Although your revised disclosure addresses your ability to access the job market for potential employees, it does not address your past experience with retaining your employees. Please revise.

Response:

The Company has revised its disclosure on page 6 to respond to the Staff’s comments.

“The requirements of being a public company may strain our resources…,” page 9

Ms. Barbara C. Jacobs
July 7, 2008

Comment No. 2:

We note your revisions in response to prior comment 3, in which we asked you to include an estimated cost of compliance with the requirements of being a public company. Please quantify this amount either in this risk factor or in your MD&A section.

Response:

The Company has revised its disclosure in its MD&A section, on page 19, to quantify the cost of compliance with the requirements of being a public company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Overview, page 14

Comment No. 3:

We note your response to prior comment 4, in which we asked you to clarify the key indicators of financial condition and operating performance that your management relies upon when analyzing your financial results. In your supplemental response, you listed certain key indicators you use to analyze financial results. Revise your MD&A to address these key variables and other qualitative and quantitative factors that are peculiar to and necessary for an understanding and evaluation of your company.

Response:

The Company has revised its disclosure on page 14 to include the key indicators of financial condition and operating performance it uses to analyze its financial results.

In addition, please provide us with a detailed legal analysis supporting your claim that FTC and state regulations prohibit a registrant from disclosing or discussing details of revenue from franchise or corporate operations in their registration statement.

Response:

The basis for the Company’s claim that FTC and state regulations prohibit it from disclosing or discussing details of revenue from franchise or corporate operations in its registration statement is 16 C.F.R. Part 436 - Disclosure Requirements and Prohibitions Concerning Franchising (the “FTC Rule”), promulgated by the Federal Trade Commission (“FTC”) on January 22, 2007 and effective July 1, 2007. Specifically, 16 C.F.R. §436.9 provides, in part:

It is an unfair or deceptive act or practice in violation of Section 5 of the Federal Trade Commission Act for any franchise seller covered by part 436 to:

(c) Disseminate any financial performance representations to prospective franchisees unless the franchisor has a reasonable basis and written substantiation for the representation at the time the representation is made, and the representation is included in Item 19 (§ 436.5(s)) of the franchisor's disclosure document.

The term “financial performance representation” is defined in 16 C.F.R. §436.1(e) as follows:

Ms. Barbara C. Jacobs
July 7, 2008

“any representation, including any oral, written, or visual representation, to a prospective franchisee, including a representation in the general media, that state, expressly or by implication, a specific level or range of actual or potential sales, income, gross profits, or net profits. The term includes as chart, table, or mathematical calculation that shows possible results based on a combination of variables.” (Emphasis added.)

Further, 16 C.F.R. §436.5(s) prohibits a franchisor from making any financial performance representations about the future or past financial performance of company-owned or franchised outlets, unless the franchisor provides financial performance disclosure in its franchise disclosure document (or “FDD”).

In Geeks On Call America, Inc.’s (“GOCA”) currently effective FDD, GOCA does not make any financial performance representations. To the contrary, Item 19 of GOCA’s FDD provides the following statement mandated by the Franchise Rule when a franchisor does not include financial performance representations in its FDD:

We do not make any representations about a franchisee’s future financial performance or the past financial performance of company-owned or franchised outlets. We also do not authorize our employees or representatives to make any such representations either orally or in writing. If you are purchasing an existing outlet, however, we may provide you with the actual records of that outlet. If you receive any other financial performance information or projections of your future income, you should report it to the franchisor's management by contacting our Vice President and Chief Information Officer, Richard Artese, c/o Geeks On Call America, Inc. Interstate Corporate Center, Building 17, Suite 106, 814 Kempsville Road, Norfolk, VA 23502, (757) 466-3448, the Federal Trade Commission, and the appropriate state regulatory agency.

GOCA does not include financial performance representations in its FDD for a number of reasons, including the fact that financial performance data collected from franchisees is not necessarily complete and accurate and the need to reduce the risk of litigation resulting from franchisees’ construing these representations as a guarantee of future performance. In fact, in the FTC’s Statement of Basis and Purpose published soon after the approval of the FTC Rule (72 Fed. Reg. 15444, Mar. 30, 2007), the FTC stated: “we recognize that false or misleading financial performance claims are the most common allegation in Commission franchise law enforcement actions.” (Citing FTC v. Minuteman Press, Int’l 93-CV-2494 (DRH) (E.D.N.Y.) (1988 Order) et al.)

Notwithstanding the foregoing, the Company is mindful of the FTC’s recently articulated position concerning financial performance representations made in the general media (referred to as “general media representations”) as related to SEC filings. In the FTC Rule Compliance Guide (CCH Bus. Franchise Guide ¶6086, p. 9129-265) released in May 2008, the FTC clarified that “publicly filed financial performance information submitted to the Securities and Exchange Commission (e.g., 10-Qs and 10-Ks) are not considered general media representations.” This latest statement follows the FTC’s historical policy of excluding from general media representations any communications to financial journals or the trade press undertaken in connection with bona fide news stories and financial performance information provided directly to lenders in connection with arranging financing for prospective franchisees.

Despite the FTC’s recent statements, however, the Company is concerned nonetheless that with the various state franchise statutes that impose liability on franchisors for material misrepresentations and material omissions in connection with the offer and sale of a franchise, the Company may be put in an untenable position if financial performance representations are included in SEC filings but not in the franchisor’s FDD. Further, because these state laws provide franchisees with a cause of action against a franchisor, the lack of a financial performance representation in the FDD when it is otherwise available in an SEC filing could serve as the basis for a franchisee’s material omissions claim.

Ms. Barbara C. Jacobs
July 7, 2008

The lack of clarity on this matter is a result, in part, of the fact that state franchise statutes are not pre-empted under the FTC Rule’s ‘Other Laws and Rules’ provision, 16 C.F.R. §436.10(b) and, therefore, the scope of their reach is unclear. Section 436.10(b) specifically provides:

“The FTC does not intend to preempt the franchise practice laws of any state or local government, except to the extent of any inconsistency with this Rule. A law is not inconsistent with this Rule if it affords prospective franchisees equal or greater protection, such as registration of disclosure documents or more extensive disclosures.”

Thus, while it may be permissible under the FTC Rule to omit financial performance representations in an FDD while including such information in an SEC filing, the FTC Rule may be trumped by various state franchise laws prohibiting the offer and sale franchises by means of any communication which is not included in the FDD. Because the 2007 FTC Rule is relatively new and the corresponding Compliance Guide was published only last month, the law on this point has not been fully developed, nor have state legislators or regulators directly addressed it. Given the procedural and historical background on the FTC Rule and the incidence of franchisee litigation generally, until such time as there is a reliable source of authority on this point, the Company believes it is in its best interests to refrain from making any disclosures that are inconsistent with the FDD.

Results of Operations, page 15

Comment No. 4:

We note your response to prior comment 7, and it does not appear that you have complied with our request. In this regard, you provide three factors that contributed to a material change in selling, general and administrative expenses for the three-month period ended February 29, 2008 as compared to the three-month period ended February 28, 2007. However, you have not quantified how each individual factor contributed to the material change. Revise your filing accordingly. Note that our comment is not limited to your disclosure with respect to selling, general and administrative expenses.

Response:

The Company has revised its disclosure on page 15 to quantify how each individual factor contributed to a material change in its selling, general and administrative expenses. Please note that the Company has informed us that selling, general and administrative expenses was the only area of results of operations that displayed a material change in the comparative periods.

Notes to Financial Statements, page F-7

Revenue Recognition, page F-7

Comment No. 5:

Notwithstanding the revisions to your revenue recognition footnote, it would appear that information provided in your response to prior comment 12 would further satisfy the disclosure requirements provided for in paragraph 20 of SFAS 45. In this regard, your disclosure should include a detailed description of the “material obligations” (i.e., training program or other significant commitments and obligations) that you have agreed to provide the franchisee.

Ms. Barbara C. Jacobs
July 7, 2008

Response:

The Company has revised its disclosure on page F-7 to include a more detailed description of its material obligations.

Comment No. 6:

We note your response to prior comment 13. As previously requested, revise your filing to provide disclosure with respect to your Area Development Agreement service obligations including how you satisfy these obligations. In this regard, the specific information provided in your response should be disclosed within your financial statement footnotes as this appears to be informative with respect to your revenue recognition policies.

Response:

The Company has revised its disclosure on page F-7 to respond to the Staff’s comment.

* * *

In addition, attached hereto as Annex A is the correspondence that we submitted to the Staff on June 30, 2008.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4971.

Very truly yours,

/s/ Edward H. Schauder

Edward H. Schauder

haynes*boone*

**Haynes and Boone, LLP**
153 E. 53rd Street, Suite 4900
New York, New York 10022-4636
Phone: (212) 659-7300
Fax: (212) 918-8989
www.haynesboone.com

**Date:** June 30, 2008

**Total Pages Including Cover:** 16

| | | | |
|---|---|---|---|
| **To:** | Barbara Jacobs | **Company:** | Securities and Exchange Commission |
| **Fax:** | (202) 772-9210 | **Telephone:** | (202) 551-3735 |
| **Client/Matter:** | **Geeks On Call Holding, Inc.** | | |

| | | | |
|---|---|---|---|
| **From:** | Edward H. Schauder | **ID No.:** | 81624 |
| **Direct Telephone:** | (212) 659-4971 | | |
| **Direct Fax:** | (212) 884-8210 | | |
| **Email Address:** | ed.schauder@haynesboone.com | | |

Should you have any problem with this transmission, please call: (212) 659-7300

**Message:**

Dear Ms. Jacobs:

In connection with our phone conversation with Evan Jacobson, where he agreed to review Geeks On Call Holdings, Inc.'s (the "Company") draft responses to the Commission's comment letter dated June 20, 2008 in relation to the Company's Amendment No. 1 to Registration Statement on Form S-1, filed May 28, 2008, please see attached the following:

(i) the Company's draft response letter to the Commission's letter of comment; and
(ii) updated pages of the Company's Form S-1, marked to show draft changes from Amendment No. 1 to the Company's Registration Statement on Form S-1.

Thank you,

Ed Schauder

Confidentiality Note: The information contained in this facsimile message is privileged and confidential and is intended only for the use of the addressee. The term "privileged and confidential" includes, without limitation, attorney-client privileged communications, attorney work product, trade secrets, and any other proprietary information. Nothing in this facsimile is intended by the attorney or the client to constitute a waiver of the confidentiality of this message. If the reader of this message is not the intended recipient, or employee/agent of the intended recipient, you are hereby notified that any duplication, or distribution of this communication is unauthorized. If you have received this message in error, please notify us by telephone immediately so that we can arrange for the return of the original documents to us at no cost to you.

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***We are dependent upon our managers and skilled professional technicians and if the supply of this labor pool is reduced in the future, then our operating expenses could be substantially increased as we attempt to replace such persons.***

Our success depends, in part, on the availability of technically qualified persons who are willing to service our customer base at earning and income levels consistent with industry standards. Our success in managing and expanding our business will depend upon (a) our ability to attract, hire and incorporate managers for our operations and (b) the ability of our franchisees to hire, train and supervise additional personnel and deal with turnover. To date we have not experienced a discernable shortage of qualified candidates to fill positions of managers or skilled technicians for company owned or franchised operations nor have we experienced any significant issues retaining our employees to date. However, there is no assurance that either we can attract, hire and maintain experienced managers for our operations or that our franchisees can attract and retain such technically qualified persons. Moreover, if the supply of this labor pool is reduced in the future for reasons within or outside our control, then the expenses for our operations could be substantially increased as we attempt to replace such persons without our receiving offsetting increased revenues.

***Our industry is extremely competitive, and since most of these competitors have greater marketing, financial and other resources than we do, we may not be successful in implementing our marketing or operational strategies.***

The computer services industry is characterized by intense competition among numerous service providers (Geek Squad®, FireDog, etc.), computer retailers (e.g., CompUSATM) and others. Most of these competitors are more established than we are, with substantially greater marketing, financial, personnel and other resources than are currently available to us. There are few significant barriers to entry into the industry or to the adoption by competitors of some or all of our marketing or operational strategies.

***Our revenue growth is dependent upon the sale of franchises and the operation of franchises by third parties outside of our direct control.***

Our ability to successfully franchise additional businesses will depend on various factors, including the financial and other capabilities of the franchisees, as well as our ability to manage expansion into new markets and economic and business conditions generally. There is also a "ramp-up" period before we expect a new business to achieve our targeted level of performance. This is due to higher operating costs caused by start-up and other temporary inefficiencies associated with opening new businesses, such as lack of market familiarity and acceptance when we enter a new market, and training of personnel. Further, there can be no assurance that our franchisees will successfully develop or operate their franchises in a manner consistent with our concepts and standards or will have the business abilities or access to financial resources necessary to generate sufficient revenues. There is no assurance that we will be able to sell a sufficient number of franchises to meet our revenue and growth plans, nor is there any assurance that our franchise training programs and procedures will be effective in enabling franchisees to run successful computer solutions businesses. Because our operating results are closely tied to the success of our franchisees, the failure of one or more of these franchisees could adversely affect our operating results. Franchisees are independent contractors and are not employees. How well each of our franchisees operates is outside of our direct control. Although we have developed criteria to evaluate and screen prospective franchisees, we are limited in the amount of control we can exercise over our franchisees and the quality of franchised operations may be diminished by any number of factors beyond our control. Franchisees may not have the business acumen or financial resources necessary to successfully operate businesses in a manner consistent with our standards and requirements and may not hire and train qualified personnel. Poor operations may affect each franchisee's sales. Our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline if our franchisees do not operate successfully.

***If franchisees default on their third party indebtedness, our operating performance would be adversely affected.***

Many of our franchisees depend on financing from banks and other financial institutions in order to finance their franchise. Some of our franchisees may be highly leveraged, and if they are unable to service their indebtedness, such failure could adversely affect their ability to maintain their operations, and/or meet their contractual obligations to us, including royalty payments, which may have an adverse effect on our operating performance.

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**Overview**

***Pioneer of On-Site IT Support.*** With our formation in June 2001, we believe that we have helped pioneer the on-site residential IT service concept to address a huge need. We were among the first companies to utilize national advertising and unique automotive detailing to promote our services. Recognizable by our branded midnight-blue Chrysler PT Cruisers, we have been recognized in 2007 and in prior years for our growth by *Franchise Times* and *Entrepreneur Magazine* . Our franchise owners and IT professionals also serve as experts for news stories, and have been featured in *USA Today*, *NBC Nightly News*, and hundreds of local newspapers and television.

***Franchise Growth.*** Since our operating subsidiary began franchising in 2001, each small business franchisee has worked as an entrepreneur by growing their businesses in the communities where they live and work. They build their businesses one satisfied customer at a time. As of February 29, 2008, we have granted more than 300 independently-owned and-operated Geeks On Call franchises that support customers in 33 cities across the United States.

***Key variables of financial condition.*** We use the following key indicators of financial condition and operating performance to analyze our financial results:

- Geographic footprint
  - The Company's ability to service an increasing number of markets within the United States.
- Revenue from services and sales performed by franchise units include a number of variables including:
  - Average revenue per invoice; and
  - Total number of weekly revenue generated appointments.
- Revenue from Company operated territories are measure by looking at:
  - Average revenue per invoice; and
  - Total number of weekly revenue generated appointments.
- Technology Industry Changes
  - Industry indicators include:
    - New software versions;
    - New virus attacks on personal computers;
    - Retail economic reports listing the number of new computers sold; and
    - Increases or decreases in the number of new (small) business startups.

New

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***Small Business Expansion.*** Today, we have expanded our quick-response, IT services and solutions to advise and support small businesses. Through our network of Comptia A+ and Microsoft certified IT professionals, we provide small businesses with a competitive edge through technology support previously only available to large enterprise business. As business owners ourselves, our franchisees understand that IT is as mission-critical to a small business as it is to a large enterprise, thus leveling the playing field for entrepreneurs and small business throughout the country.

***Services.*** Our certified IT professionals provide a vast array of services including system security and online privacy solutions, hardware and software repairs and troubleshooting, wireless equipment and network installations, spyware and virus prevention and removal, data backups and transfers, and other value-added products and services from technology partners Telkonet, CA (formerly Computer Associates) and Gateway among others.

Our mission and vision is to be a leading provider of professional onsite enterprise technology solutions to the small to medium business and residential markets in the United States. We are focused on the development of opportunities to help our franchisees grow their business and drive revenue through additional channel opportunities. In order to successfully fulfill the mission and vision, our franchise partners must be well positioned within their geographic markets to leverage opportunities. In support of this effort we are committed to the development of enhanced national brand recognition, public relations, small-medium sized business market segmentation, compelling sales campaigns and support collateral materials.

We recently completed a national tour of our franchisees to introduce changes in our Preferred Partner Program including our relationship with CA to provide a variety of software products, the addition of business-class computers from Gateway, and the exclusive private labeling of a new powerline networking product — "GeekLink System" — by our newest partner Telkonet, Inc.

The Company is considering ways to integrate the sale of the Geek Link technology into our network of franchisees across the country. Given recent changes in the technology we are evaluating Telkonet's new system which will allow us to reach additional markets. We have the contractual right but not the obligation to purchase the Geek Link technology from Telkonet. We are currently working with Telkonet to set a pricing structure that will make the system competitive in the marketplace.

It is our goal to seek out additional strategic partners with compelling products and services and attractive margin potential that provide our franchise partners with a competitive edge in the marketplace. One of our overarching business goals and primary objectives is to find new and innovative ways to help our franchise partners build their business and increase their profitability.

**Results of Operations**

Our revenues are derived primarily from royalties and advertising fees earned from operating franchises and fees earned from the sales of franchise territories. Fees from the sale of franchises are recognized in income in the period that substantially all services and conditions relating to the sale under our franchise agreement have been performed, typically the period in which the franchisee has completed and passed our training class.

**Three Months Ended February 29, 2008 compared to Three Months Ended February 28, 2007**

**Revenue**

The following table summarizes our revenues for the three months ended February 29, 2008 and February 28, 2007:

| | Three months ended | |
|---|---|---|
| | February 29, 2008 | February 28, 2007 |
| Total Revenue | $ 1,411,063 | $ 1,825,137 |

For the three months ended February 29, 2008, revenue decreased by $414,074 as compared to the similar period in 2007. This decrease in revenue in the amount of 204,357, was primarily attributable to a reduction in the number of active operating franchises and their corresponding advertising and royalty revenues, and a reduction in the granting of new franchises. To maintain our overall level of quality, we have re-acquired marginally performing franchise operations and either re-franchised the territories or provide the support work from our corporate location internally transitioned to a company owned territory, and have added technical support staff to provide improved response times.

**Operating Loss**

The following table summarizes our operating loss for the three months ended February 29, 2008 and February 28, 2007.

| | Three months ended | |
|---|---|---|
| | February 29, 2008 | February 28, 2007 |
| Operating loss | $ 1,188,083 | $ 72,210 |

Operating expenses, which consist of selling, general and administrative expenses, advertising and depreciation and amortization totaled $2,599,146 for the three months ended February 29, 2008, as compared to $1,879,347 for the three months ended February 28, 2007, representing an increase of approximately 37%. Our operating loss for the three months ended February 29, 2008 was $1,188,083 as compared to an operating loss of $72,210 for the three months ended February 28, 2007, representing an increase of approximately 1,545%. Our operating loss increased due to increased selling, general and administrative expenses and advertising expenses as explained below.

**Selling, General and Administrative Expenses**

The following table summarizes our selling, general and administrative expenses for the three months ended February 29, 2008 and February 28, 2007:

**Three months ended**

| | February 29, 2008 | February 28, 2007 |
|---|---|---|
| **Selling, general and administrative expenses** | $ 1,688,374 | $ 924,880 |

For the three months ended February 29, 2008, selling, general and administrative expenses were $1,688,374 as compared to $924,880 for the three months ended February 28, 2007, an increase of $763,494, or 83%. The increase in selling, general and administrative expenses of $763,494 are mainly attributable to these three areas and other direct and/or indirect overhead expenses.

Costs associated with meeting the requirements of being a public company

We have incurred significant costs relating to entering the public sector including professional fees relative to the preparation and completion of the reporting and filing requirements. During the quarter ended February 29, 2008, we incurred approximately $386,000 in connection with meeting the legal and accounting reporting obligations of becoming a public company. We did not incur similar costs during the quarter ended February 28, 2007.

Increased staffing

We incurred approximately $30,000 during the three months ended February 29, 2008 in connection with support personnel costs as compared to $0 during the previous year's quarterly period. During the three months ended February 29, 2008 we employed approximately 6 support staff as compared to 0 during the previous year's comparable period, or an addition of 6 employees. We have added the additional technical support staff to service customers of our company owned territories. Additionally, as discussed above, we intend to expand our corporate services both to larger customers and to our existing and future franchise operations.

Stock based compensation

In our effort to retain and recruit qualified employees, we introduced a non qualified stock option plan during the last quarter. As such, we granted incentive stock options to officers and key employees as incentives. During the three months ended February 29, 2008 we incurred a non cash cost of vested options in the amount of $264,900 which was not incurred during the previous comparable period.

**Advertising**

The following table summarizes our advertising expense for the three months ended February 29, 2008 and February 28, 2007:

| | Three months ended | |
|---|---|---|
| | February 29, 2008 | February 28, 2007 |
| Advertising expense | $ 873,622 | $ 930,718 |

Our advertising expenses for three months ended February 29, 2008, were $873,622 compared to $930,718 for the three months ended February 28, 2007. The decrease in advertising expense was directly related to a reduction in the number of active operating franchises.

**Depreciation and Amortization**

The following table summarizes our depreciation and amortization for the three months ended February 29, 2008 and February 28, 2007:

| | Three months ended | |
|---|---|---|
| | February 29, 2008 | February 28, 2007 |
| Depreciation and amortization | $ 37,150 | $ 41,749 |

Depreciation and amortization decreased by $4,599 for the three months ended February 29, 2008 compared to the three months ended February 28, 2007. The decrease is attributed to the reduction in depreciable assets.

**Six Months Ended February 29, 2008 Compared to the Six Months Ended February 28, 2007**

**Revenues**

The following table summarizes our revenue for the six months ended February 29, 2008 and February 28, 2007:

| | Six months ended | |
|---|---|---|
| | February 29, 2008 | February 28, 2007 |
| Total Revenue | $ 3,016,134 | $ 3,488,409 |

For the six months ended February 29, 2008, revenue decreased by $472,275 as compared to the similar period in 2007. This decrease is primarily attributable to a reduction in the number of active operating franchises and corresponding royalty revenues, in the amount of $390,014, and a reduction in the granting of new franchises.

As discussed in our three month operating results, we have re-acquired marginally performing franchise operations for the purpose of either re-franchising the territories or operating them with-in our company owned model. As such, we have added more technical support staff to provide improved response times.

**Operating Loss**

The following table summarizes our operating loss for the six months ended February 29, 2008 and February 28, 2007:

| | Six months ended | |
|---|---|---|
| | February 29, 2008 | February 28, 2007 |
| Operating loss | $ 1,596,118 | $ 252,346 |

Operating expenses, which consist of selling, general and administrative expenses, advertising and depreciation and amortization totaled $4,612,252 for the six months ended February 29, 2008, as compared to $3,740,755 for the six months ended February 28, 2007, representing an increase of approximately 23%. Our operating loss for the six months ended February 29, 2008 was $1,596,118 as compared to an operating loss of $252,346 for the six months ended February 28, 2007, representing an increase of approximately 533%. Our operating loss increased due to increased selling, general and administrative expenses and advertising expenses as explained below.

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**Selling, General & Administrative**

The following table summarizes our selling, general and administrative expenses for the six months ended February 29, 2008 and February 28, 2007:

| | Six months ended February 29, 2008 | Six months ended February 28, 2007 |
|---|---|---|
| **Selling, general and administrative expenses** | $ 2,666,395 | $ 1,867,477 |

Selling, General and Administrative expenses, which consist of salaries, commissions, professional fees and overhead expenses, increased $798,918 or 43% to $2,666,395 for the six months ended February 29, 2008, as compared to $1,867,477 for the six months ended February 28, 2007. This increase is mainly attributable to these three areas and other direct and/or indirect overhead expenses.

Costs associated with meeting the requirements of being a public company

We have incurred significant costs relating to entering the public sector including professional fees relative to the preparation and completion of the reporting and filing requirements. During the six months ended February 29, 2008, we incurred approximately $386,000 in connection with meeting the legal and accounting reporting obligations of becoming a public company. We did not incur similar costs during the six months ended February 28, 2007.

Increased staffing

We incurred approximately $30,000 during the six months ended February 29, 2008 in connection with support personnel costs as compared to $0 during the previous year's six month period. During the six months ended February 29, 2008 we employed approximately 6 support staff as compared to 0 during the previous year's comparable period, or an addition of 6 employees. We have added the additional support staff to service customers of our company owned territories. Additionally, as discussed above; we intend to expand our corporate services both to larger customers and to our existing and future franchise operations.

Stock based compensation

In our effort to retain and recruit qualified employees, we introduced a non qualified stock option plan during the last quarter. As such, we granted incentive stock options to officers and key employees as incentives. During the six months ended February 29, 2008 we incurred a non cash cost of vested options in the amount of $264,900 which was not incurred during the previous comparable period.

**Advertising**

The following table summarizes our advertising expense for the six months ended February 29, 2008 and February 28, 2007:

| | Six months ended February 29, 2008 | Six months ended February 28, 2007 |
|---|---|---|
| **Advertising expense** | $ 1,872,321 | $ 1,786,808 |

Advertising expenses increased $85,513 or 5% to $1,872,321 for the six months ended February 29, 2008, as compared to $1,786,808 for the six months ended February 28, 2007. This increase was attributable to franchises sold in prior quarters which became operational this quarter.

**Depreciation and Amortization**

The following table summarizes our depreciation and amortization for the six months ended February 29, 2008 and February 28, 2007:

| | Six months ended February 29, 2008 | Six months ended February 28, 2007 |
|---|---|---|
| **Depreciation and amortization** | $ 73,536 | $ 86,470 |

Depreciation and amortization expense totaled $73,536 during the six months ended February 29, 2008, as compared to $86,470 during the six months ended February 28, 2007. The decrease is a result from the reduction in depreciable assets.

**Net Cash Used in Operating Activities**

The following table summarizes our net cash used in operating activities for the six months ended February 29, 2008 and February 28, 2007:

| | Six months ended February 29, 2008 | Six months ended February 28, 2007 |
|---|---|---|
| **Net cash used in operating activities** | $ 1,727,103 | $ 471,489 |

Cash utilized in operating activities was $1,727,103 for the six months ended February 29, 2008, as compared to $471,489 for the six months ended February 28, 2007. The increase was primarily due to the cost of the reverse merger and the hiring of additional staff and consultants.

During the six months ended February 29, 2008, operating costs increased as a result of becoming public. We incurred significant costs including audit and legal fees as well as an increase in staffing levels. These costs reflect both an increase in our operating loss from $252,246 to $1,596,118, or an increase of $1,343,772, and the increased use of operating capital (cash flow) of $1,255,614.

**Net Cash Used in Investing Activities**

The following table summarizes our net cash used in investing activities for the six months ended February 29, 2008 and February 28, 2007:

| | Six months ended | |
|---|---|---|
| | **February 29, 2008** | **February 28, 2007** |
| Net cash used in investing activities | $ 64,975 | $ 239,207 |

Net cash used in investing activities totaled $64,975 for the six months ended February 29, 2008, as compared to $239,207 for the six months ended February 28, 2007. A decrease in the repayments of loans to franchisees and others was mainly attributable for the decline.

**Net Cash Used in and Provided by Financing Activities**

The following table summarizes our net cash used in and provided by financing activities for the six months ended February 29, 2008 and February 28, 2007:

| | Six months ended | |
|---|---|---|
| | **February 29, 2008** | **February 28, 2007** |
| Net cash used in and provided by financing activities | $ 2,875,107 | $ 243,050 |

Net cash provided by financing activities totaled $2,875,107 for the six months ended February 29, 2008, as compared to cash provided by financing activities of $243,050 for the six months ended February 28, 2007. The reason for the increase was primarily attributable to the proceeds from the sale of common stock in connection with the Private Placement.

**Year Ended August 31, 2007 Compared to the Year Ended August 31, 2006**

**Franchise Sales**

In fiscal year 2007 we reevaluated our franchise sales strategy. The decision was made to focus on selling franchise territories in markets that were already established. This change in strategy resulted in the opening of fewer new territories but in more desirable geographic markets. We believe that our franchisees could reach profitability faster by building out their operations in more strategic target markets where the customer demographics coincides with our marketing strategy.

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*Company Owned Territories*

The Company's strategy is to develop a profitable Company owned territory model that can be readily scaled to complete the build out of the Company's national foot print. Initial Company owned territories include Phoenix, AZ, Kansas City, MO Leesburg, VA, Sacramento, CA and Fayetteville, AR. Increases in manpower will come with the national build out and will include qualified field technicians, regional managers, and sales personnel as well as call center staff necessary to support the Company's growth.

We are also launching an endorsed vendor program strengthening brand awareness and delivering value added IT solutions to the franchise community.

*Compliance with Public Company Reporting Requirements*

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. These requirements are extensive and costly. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight is required. This may divert management's attention from other business concerns, which along with the costs to comply may have a material adverse effect on our business, financial condition and results of operations.

As a public company, it may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance personnel in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent accountant certifications required by such Act, if applicable.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act, adopted rules generally requiring each public company to include a report of management on a company's internal controls over financial reporting in its annual report on Form 10-K that contains an assessment by management of the effectiveness of the company's internal controls over financial reporting. This requirement will first apply to our annual report on Form 10-K for the fiscal year ending August 31, 2008. Under current rules, commencing with our annual report for the fiscal year ending August 31, 2010 our independent registered accounting firm must attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting.

We have not yet developed a Section 404 implementation plan. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. How companies should be implementing these new requirements, including internal control reforms to comply with Section 404's requirements and how independent auditors will apply these requirements and test companies' internal controls, is still reasonably uncertain.

We expect that we will need to hire and/or engage additional personnel and incur incremental costs in order to complete the work required by Section 404. We may not be able to complete a Section 404 plan on a timely basis. Additionally, upon completion of a Section 404 plan, we may not be able to conclude that our internal controls are effective, or in the event that we conclude that our internal controls are effective, our independent accountants may disagree with our assessment and may issue a report that is qualified. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

We believe that our general and administrative expenses will increase due to the costs of operating as a public company, such as increases in legal, accounting and compliance, insurance premiums, directors' fees and investor relations. We estimate that the increase in these costs will total approximately $500,000 to $1,500,000 on an annual basis, excluding the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal controls review and testing. Our current interim and future financial statements will reflect the impact of these expenses, whereas our historical annual financial statements do not reflect these expenses.

**Off-Balance Sheet Arrangements**

Since our inception we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

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(3) Includes currently exercisable warrants to purchase 125,000 shares of our common stock at an exercise price of $1.50 per share.

(4) Includes currently exercisable warrants to purchase 50,000 shares of our common stock at an exercise price of $1.50 per share.

(5) Includes currently exercisable warrants to purchase 75,000 shares of our common stock at an exercise price of $1.50 per share.

(6) C. James Jensen, as trustee, has voting and dispositive power over these securities.

(7) Includes currently exercisable warrants to purchase 12,500 shares of our common stock at an exercise price of $1.50 per share.

(8) Downsview Capital, Inc. ("Downsview") is the general partner of Cranshire Capital, L.P. ("Cranshire") and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin, President of Downsview, has voting control over Downsview. As a result, each of Mr. Kopin, Downsview and Cranshire may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares owned by Cranshire which are being registered hereunder.

(9) Includes currently exercisable warrants to purchase 25,000 shares of our common stock at an exercise price of $1.50 per share.

(10) Includes currently exercisable warrants to purchase 15,000 shares of our common stock at an exercise price of $1.50 per share.

(11) Daniel Tompkins, as trustee, has voting and dispositive power over these securities.

(12) Victor K. Kurylak as president and chief executive officer, has voting and dispositive power over these securities. First Montauk Securities Corp. is a registered broker-dealer and may be deemed an underwriter.

(13) Represents currently exercisable warrants to purchase 32,470 shares of our common stock at an exercise price of $1.50 per share.

(14) Includes currently exercisable warrants to purchase 35,000 shares of our common stock at an exercise price of $1.50 per share.

(15) Adam Cabibi, as partner, has voting and dispositive power over these securities.

(16) Includes currently exercisable warrants to purchase 37,500 shares of our common stock at an exercise price of $1.50 per share.

(17) John D. Ritofsky, as trustee, has voting and dispositive power over these securities.

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**GEEKS ON CALL AMERICA, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AUGUST 31, 2007 AND 2006**

**NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business and Basis of Presentation

Geeks On Call America, Inc (the "Company") was incorporated on June 11, 2001 under the laws of the State of Virginia (see Note 15). The Company provides quick-response, on-site computer solutions and telephone technical support (including services, on-going, support and training) primarily to small to medium business enterprises and residential computer users in the United States. On-site solutions are provided through a network of independent franchised service providers, known as "Geeks" conducting business under the trade names 1 800 905 GEEK and Geeks On Call®. While the Company has generated revenues from its franchise operations, the Company has incurred expenses, and sustained losses. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise. As of the fiscal year ended August 31, 2007, the Company has accumulated losses of $5,370,659 and stockholders' deficit of $625,798

Revenue Recognition

The Company accounts for revenue under the guidance provided by SFAS No. 45,"Accounting for Franchise Fee Revenue (as amended)" and EITF 00-21, "Revenue Arrangements With Multiple Deliverables".

Franchise fee revenue is recognized when (i) all material obligations of the Company to prepare the franchisee for operations have been substantially completed; and (ii) all material initial services to be provided by the Company have been performed, with an appropriate provision for estimated uncollectible amounts. Obligations to prepare the franchisee for operations are substantially completed upon the completion by the franchisee of the Company's training program.

There are no other material conditions or commitments or obligations that exist related to the determination of substantial performance or substantial completion of the franchise agreement.

Area Development Fees

Area developer sales, wherein the Company sells the rights to develop a territory or market, are nonrefundable fees recognized as revenue upon signature of the Area Development Agreement and substantial completion of all of the Company's obligations associated with the opening of the first franchise under the agreement have been met. Substantial completion includes, but is not limited to, conducting market and trade area analysis, a meeting with the Company's Executive Team, and performing potential franchise background investigation, all of which are completed prior to our execution of the Area Development Agreement and receipt of the corresponding area development fee. As a result, the Company recognizes this fee in full upon receipt and with the opening of the first franchise under the Area Development Agreement.

No additional substantive services required after the first franchise is opened under the Area Development Agreement.

Advertising and Royalty Fees

Initial advertising fees are recognized when the territory is open and the related advertising has been performed. Ongoing royalties and advertising fees are recognized currently as the franchised territory generates sales and ongoing advertising is performed.

Repossessed Franchises

From time to time the Company may recover franchise rights through repossession if a franchisee decides not to open a franchise. If, for any reason, the Company refunds the consideration received, the original sale is canceled, and revenue previously recognized is accounted for as a reduction in revenue in the period the franchise is repossessed. If franchise rights are repossessed but no refund is made (a) the transaction is not regarded as a sale cancellation, (b) no adjustment is made to any previously recognized revenue, (c) any estimated uncollectible amounts resulting from unpaid receivables is provided for, and (d) any consideration retained for which revenue was not previously recognized is reported as revenue.

Deferred Franchise Fees

The Company may receive all or part of the initial franchise or advertising fee prior to the execution of the franchise agreement of completion of the earnings process. These amounts are classified as deferred revenue until the fee qualifies to be recognized as revenue or is refunded.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. The Company had $280,846 and $667,856 in cash and cash equivalents at August 31, 2007 and 2006, respectively.

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